Exhibit 99.3.1

Buzzacott

Independent auditor's report to the members of Aegean Bidco Limited

For the year ended 31 January 2026

Opinion

We have audited the financial statements of Aegean Bidco Limited ('the company') and its subsidiaries (together 'the group') for the year ended 31 January 2026 which comprise the Consolidated statement of profit or loss, the Consolidated statement of comprehensive income, the Consolidated statement of financial position, the Company statement of financial position, the Consolidated statement of changes in equity, the Company statement of changes in equity, the Consolidated statement of cash flows and the related notes, including a summary of material accounting policies. The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and UK-adopted international accounting standards UK adopted international accounting standards.

In our opinion:

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the financial statements give a true and fair view of the state of the group's and the company's affairs as at 31 January 2026 and of the group's loss for the year then ended;
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the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards; and
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the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the United Kingdom, including the Financial Reporting Council's Ethical Standard and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's or the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other information

The other information comprises the information included in the Annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the Annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Exhibit 99.3.1

Buzzacott

Independent auditor's report to the members of Aegean Bidco Limited

(continued)

For the year ended 31 January 2026

Opinion on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

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the information given in the Group strategic report and the Directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
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the Group strategic report and the Directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the company and its environment obtained in the course of the audit, we have not identified material misstatements in the Group strategic report or the Directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

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adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
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the company financial statements are not in agreement with the accounting records and returns; or
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certain disclosures of directors' remuneration specified by law are not made; or
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we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and thecompany's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

How the audit was considered capable of detecting irregularities including fraud

Exhibit 99.3.1

Buzzacott

Independent auditor's report to the members of Aegean Bidco Limited

(continued)

For the year ended 31 January 2026

Our approach to identifying and assessing the risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, was as follows:

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the Senior Statutory Auditor ensured that the engagement team collectively had the appropriate competence, capabilities and skills to identify or recognise non-compliance with applicable laws and regulations;
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we made enquiries of management as to where they considered there was susceptibility to fraud, and their knowledge of actual, suspected and alleged fraud;
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we identified the laws and regulations that could reasonably be expected to have a material effect on the financial statements of the company through discussions with the director and key management at the planning stage;
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the audit team held a discussion to identify any particular areas that were considered to be susceptible to misstatement, including with respect to fraud and non-compliance with laws and regulations; and
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we focused our planned audit work on specific laws and regulations which we considered may have a direct material effect on the financial statements or the operations of the company, including the Companies Act 2006, and taxation legislation.

We assessed the extent of compliance with the laws and regulations identified above through:

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making enquiries of management for any potential material litigation or claims; and
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considering the internal controls in place that are designed to mitigate risks of fraud and non-compliance with laws and regulations.

To address the risk of fraud through management bias and override of controls, we:

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determined the susceptibility of the company financial statements to management override of controls by evaluating the design and implementation of controls and enquiring of individuals involved in the financial reporting process;
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tested journal entries and the rationale behind significant or unusual transactions;
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performed analytical procedures to identify any unusual or unexpected relationships and tested any material variances from the prior period;
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tested accounting estimates and evaluated whether judgements or decisions made by management indicated bias on the part of the company's management; and
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carried out substantive testing over the occurrence and accuracy of revenue.

Auditor's responsibilities for the audit of the financial statements (continued)

In response to the risk of irregularities and non-compliance with laws and regulations, we designed procedures which included, but were not limited to:

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making enquiries of components auditors;
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agreeing financial statement disclosures to underlying supporting documentation; and
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enquiry of management as to actual and potential litigation and claims.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring

Exhibit 99.3.1

Buzzacott

Independent auditor's report to the members of Aegean Bidco Limited

(continued)

For the year ended 31 January 2026

due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

/s/ Buzzacott Audit LLP

Peter Chapman (Senior statutory auditor)

for and on behalf of

Buzzacott Audit LLP

Statutory Auditor

130 Wood Street London

EC2V 6DL

15 June 2026